Exhibit 99.1

Name and Address of Reporting Person:	Halcyon Capital Management, LP
477 Madison Avenue, Eighth Floor
New York, NY 10022

Issuer Name and Ticker or Trading Symbol:	NextDecade Corporation [NEXT]

Date of Earliest Transaction to be Reported
(Month/Day/Year):	August 9, 2018

Footnotes to Form 4

(1) This statement is being filed by the following Reporting Persons: HCN GP LLC (“HCN GP”), HCN LP (“HCN”), Halcyon Mount Bonnell Fund LP (“Mount Bonnell”), Halcyon Solutions GP LLC (“HS GP”), Halcyon Solutions Master Fund LP (“HSM”), Halcyon Energy, Power & Infrastructure Capital Holdings LLC (“HEPI”), First Series of HDML Fund I LLC (“HDML”), HDML Asset LLC (“HDML Asset”), Halcyon Capital Management LP (“Halcyon Capital”), Avinash Kripalani, Jason Dillow, Kevah Konner and John Bader.

(2) HCN GP is the general partner of HCN. HDML Asset is the investment member of HDML and the general partner of Mount Bonnell.  HS GP is the general partner of HSM.  Halcyon Capital is the investment manager for each of HEPI, Mount Bonnell, HCN, HDML and HSM.  Investment decisions of Halcyon Capital are made by one or more of its portfolio managers, including Jason Dillow and Kevah Konner, each of whom has individual decision-making authority.  John Bader is the CEO of Halcyon Capital.  Avinash Kripalani is a Managing Principal at Halcyon Capital and serves on the board of directors of the Issuer as Halcyon’s representative.

(3)  Represents: 881 shares paid to HSM; 5,853 shares paid to HCN; and 2,698 shares paid to HDML, in each case, by the Issuer as the drawdown fee pursuant to that certain Backstop Agreement, dated April 11, 2018, by and between Halcyon Capital and the Issuer, as amended on August 3, 2018 (the “Backstop Agreement”) (filed by YGA as Exhibit 2 to Amendment No. 4 to Schedule 13D on August 13, 2018), entered into in connection with a private offering by the Issuer of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and warrants.

(4) Represents 1,897,993 shares directly held by HEPI (including 156,644 shares issuable pursuant to the that certain Agreement and Plan of Merger, dated April 17, 2017, by and among Harmony Merger Corporation, Harmony Merger Sub, LLC, NextDecade, LLC and certain members of NextDecade, LLC and entities affiliated with such members (the “Merger Agreement”) upon the satisfaction of certain milestones), 4,455,590 shares directly held by HCN (including 365,395 shares issuable pursuant to the Merger Agreement upon the satisfaction of certain milestones), 2,878,758 shares held directly held by Mount Bonnell (including 237,580 contingent shares issuable pursuant to the Merger Agreement upon the satisfaction of certain milestones), 704,801 shares directly held by HDML (including 57,088 shares issuable pursuant to the Merger Agreement upon the satisfaction of certain milestones), and 329,411 shares directly held by HSM.

(5) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of its, his or her pecuniary interest.

(6)  Subject to certain adjustments as specified in the Certificate of Designations, filed by Mount Bonnell as Exhibit 3 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Certificate of Designations”).

(7)  Represents 157 shares Series A Preferred Stock issued  to HSM (comprised of 154 purchased for $1,000 per share and 3 paid as the Origination Fee), 1,043 shares of Series A Preferred Stock issued to HCN (comprised of 1,023 purchased for $1,000 per share and 20 paid as the Origination  Fee) and  481 shares of Series A Preferred Stock issued to HDML (comprised of 471 purchased for $1,000 per share and 10 paid as the Origination Fee), in each case, pursuant to that certain Series A Preferred Convertible Stock Purchase Agreement, by and between Halcyon Capital and the Issuer, dated as of August 3, 2018 filed by Mount Bonnell as Exhibit 5 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Purchase Agreement”), and in connection with the Backstop Agreement,

(8) The Issuer has the option to convert all, but not less than all shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $7.50 per share, subject to adjustments, on any date on which the volume weighted average trading price of Common Stock for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments and certain terms and conditions, pursuant to the Certificate of Designations.  The Issuer must convert all shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $7.50 on the earlier of (i) 10) business days following a FID Event (as defined in the Certificate of Designations) and (ii) August 9, 2028, in each case, subject to adjustments, including for dividends, as specified in the Certificate of Designations.

(9) Convertible initially into 224,133 shares of Common Stock, which represents: 20,933 shares issuable to HSM upon conversion, 139,067 shares issuable to HCN upon conversion, and 64,133 shares issuable to HDML upon conversion, in each case, subject to adjustments as specified in the Certificate of Designations.

(10) Subject to certain adjustments as specified in the Warrant Agreement, by and between YGA and the Issuer, filed by Mount Bonnell as Exhibit 4 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Warrant Agreement”).

(11) Represents 2,392 warrants issued to HSM; 15,890 warrants issued to HCN; and 7,327 warrants issued to HDML, in each case, with the shares of Series A Preferred Stock pursuant to the Purchase Agreement and in connection with the Backstop Agreement.

(12) Exercisable by holder before on August 9, 2021.  Prior to such date, the Issuer can force mandatory exercise if the volume weighted average trading price of shares of Common Stock for each trading day during any 60 of the 90 prior trading days is equal to or greater than 175% of $7.50 per share of Common Stock, subject to adjustments as specified in the Warrant Agreement.

(13) Exercisable initially into an equal number of shares of Common Stock, subject to adjustments as specified in the Warrant Agreement.

(14) The warrants were issued with the Series A Preferred Stock in connection with the Backstop Agreement for no additional consideration.